Exhibit (c)(vii)
August 24, 2009
CONFIDENTIAL
The Board of Directors
MAXXAM Inc.
1330 Post Oak Boulevard, Suite 2000
Houston, Texas 77056-3058
Gentlemen:
You have engaged WoodRock & Co. (“WoodRock” or “WRC”) to serve as financial advisor to the Board of Directors of MAXXAM Inc. (the “Company”) with regard to a proposed transaction (the “Transaction”) implementing a 1-for-250 reverse stock split of the outstanding common stock and the outstanding preferred stock of the Company. Simultaneously, and as part of this reverse stock split, the Company will repurchase resulting fractional shares for cash at per share prices determined by the Company’s Board of Directors for the common stock and for the preferred stock (“Cash Out Prices”). The anticipated result of the Transaction is to reduce the number of outstanding holders of common stock to less than 300, thereby permitting the Company to terminate the listing and SEC registered status of its common stock and reduce its annual reporting and compliance costs. You have engaged WoodRock, as financial advisor, to advise the Company’s Board of Directors as to ranges of financial fairness for the Cash Out Prices and to issue this written opinion (“Fairness Opinion”) as to the fairness to the Company’s shareholders of the financial terms of the Transaction, specifically addressing the fairness of the Cash Out Prices determined by the Board of Directors.
On August 19, 2009, WoodRock presented its financial advice and conclusions to the Company’s Board of Directors as to the proposed Transaction, including its advice as to ranges of financial fairness for the Cash Out Prices, as more fully described below. On August 24, 2009, the Board of Directors advised WoodRock that it had determined to proceed with the Transaction using a Cash Out Price of $10.77 per share of common stock and $11.52 per share of preferred stock. On August 24, 2009, WoodRock delivered this Fairness Opinion to the Board of Directors. This Fairness Opinion sets forth our opinion that, based upon and subject to the factors and assumptions set forth herein, as of the date of this Fairness Opinion, the Cash Out Prices to be paid in the Transaction are fair, from a financial point of view, to the Company’s common and preferred stockholders (collectively, “stockholders”), including both stockholders whose shares will all be repurchased and stockholders who will retain stock positions in the Company after the Transaction.
This Fairness Opinion of WoodRock addresses only the fairness, from a financial point of view, of the Cash Out Prices to be paid in the Transaction to the Company’s stockholders. WoodRock was not requested to opine as to, and this Fairness Opinion does not address:
•	The underlying business decisions of the Board of Directors, the Company or its stockholders, or any other party to proceed with or effect the Transaction;

•	The fairness of any portion or aspect of the Transaction not expressly addressed in this Fairness Opinion;

•	The fairness of any portion or aspect of the Transaction to holders of any class of securities, creditors or other constituencies of the Company, or any other party, other than as set forth in this Fairness Opinion;

MAXXAM, INC.
August 24, 2009
•	The relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage;

•	The tax or legal consequences of the proposed Transaction to either the Company, its stockholders, or any other party;

•	Except for the relative treatment of common stock and preferred stock in the Transaction, the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s stockholders vis-à-vis any other class or group of the Company’s or such other party’s stockholders;

•	How any stockholder should act or vote, as the case may be, with respect to the Transaction;

•	The terms or fairness of any future transactions; or

•	The solvency, creditworthiness, or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, or similar matters.
Furthermore, no opinion, counsel, or interpretation is intended with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice.
In connection with this Fairness Opinion, WoodRock made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, WoodRock has:
1.	Reviewed a draft of the Proxy Statement describing the Transaction (the “Proxy Statement”);

2.	Reviewed and analyzed certain publicly available financial and other data, including the Company’s Annual Reports on Forms 10-K for the five fiscal years ended December 31, 2008 and the Company’s Quarterly Reports on Form 10-Q for the three months ended June 30, 2009, and certain other relevant historical operating data relating to the Company made available to WoodRock from published sources and from the internal records of the Company;

3.	Reviewed internal forecasts and other information (including with respect to potential gain and loss contingencies) provided by, and conducted discussions with, members of the senior management of the Company with respect to the business prospects, contingencies and financial outlook of the Company;

4.	Reviewed various third-party appraisals of certain of the Company’s assets;

5.	Reviewed current and historical market prices and trading activity of the Company’s common stock;

6.	Compared certain financial information for the Company with similar information for certain other companies, the securities of which are publicly traded;

7.	Reviewed the financial terms, to the extent publicly available, of selected precedent transactions which WoodRock deemed generally comparable to the Transaction; and

MAXXAM, INC.
August 24, 2009
8.	Conducted such other financial studies, analyses, and investigations and considered such other information as WoodRock deemed appropriate.
In rendering this Fairness Opinion, WoodRock has relied upon and assumed, without independent verification, the accuracy and completeness of all data, material, and financial, legal, tax, operating and other information (including, without limitation, the financial statements and related notes thereto of the Company) furnished or otherwise made available to, discussed with or reviewed by WoodRock in connection with this matter, and did not assume responsibility for such information. WoodRock did not assume any responsibility to perform, and did not perform, an independent evaluation, physical inspection, or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company. Additionally, WoodRock did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims, or other contingent liabilities, to which the Company is or may be a party or is or may be subject; of contingent gains that the Company might realize; or of any governmental investigation or any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. WoodRock also assumed that the Transaction will be consummated in a timely manner and in accordance with applicable corporate law and the terms described in the draft Proxy Statement reviewed by WoodRock, without waiver, modification, or amendment of any material term, condition, or agreement and without any regulatory restrictions, conditions, amendments, or modifications; and that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or on the contemplated benefits of the Transaction.
With respect to data and discussions relating to the business prospects and financial outlook of the Company, WoodRock assumed that the financial analyses and forecasts provided to it were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and that the Company will perform substantially in accordance with such financial analyses and forecasts. WoodRock further relied on the assurances of members of senior management of the Company that they are unaware of any facts that would make such business prospects and financial outlooks incomplete or misleading.
This Fairness Opinion is necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to WoodRock as of, the date of this Fairness Opinion. WoodRock did not undertake, and is under no obligation, to update, revise, reaffirm, or withdraw this Fairness Opinion, or otherwise to comment on or consider events occurring after the date of this Fairness Opinion.
Summary of Financial Analyses Performed by WoodRock. WoodRock performed the valuation analyses discussed below and reflected in this Fairness Opinion without regard to the actual Cash Out Prices, which were subsequently determined by the Board of Directors. Ultimately, the Board of Directors determined the Cash Out Prices, which are within the ranges of fair values determined by WoodRock.
In arriving at its Fairness Opinion, in addition to reviewing the matters listed above, WoodRock used the following approaches to evaluate the fairness, from a financial point of view, of the Cash Out Prices:

MAXXAM, INC.

August 24, 2009
•	A historical trading price approach;

•	A selected comparable public companies approach;

•	A precedent transactions approach;

•	A discounted cash flow approach;

•	A current stock price plus allocation of the cost savings of the Transaction approach; and

•	A disposition / liquidation analysis approach.
Based on the listed analytical methods (described in greater detail below), WoodRock concluded that a Cash Out Price per share of common stock in the range of $8.65 to $11.44 would be fair from a financial point of view. The outstanding preferred shares carry a $0.75 liquidation preference and a $0.05 per share dividend preference along with conversion and voting rights. WoodRock has been advised by the Company that, historically, exchanges have customarily been made on the basis of 9 shares of preferred stock for 10 shares of common stock (though shares of the outstanding preferred stock are convertible into shares of common stock on a one-for-one basis). These factors and differences between the common and preferred stock were taken into consideration in WoodRock’s analysis, and WoodRock concluded that a Cash Out Price per share of preferred stock in the range of $9.40 to $12.19 would be fair from a financial point of view. Based upon its review, WoodRock is of the opinion that the Cash Out Prices of $10.77 per common share and $11.52 per preferred share determined by the Board of Directors represent fair prices from a financial point of view to the Company’s stockholders, including stockholders all of whose shares will be cashed out in the Transaction as well as stockholders who will remain stockholders after the Transaction.
Historical Trading Price Approach. Because the Company’s common stock is publicly traded, WoodRock considered the per share value ascribed to it by the public markets, with consideration given to the low trading volume. Accordingly, WoodRock analyzed the Company’s historical stock prices, trading volume, and level of institutional ownership. On August 18, 2009, the Company’s Common Stock closed at a price of $8.90 per share. Over the past six months, the Company’s stock has traded in ranges that have declined significantly, including a trailing six month 95% probability range of $3.80 to $13.50. In performing its fundamental valuation, WoodRock considered the Company’s publicly traded price per share as one indication of value among several others analyzed and described in the Proxy Statement.

MAXXAM, INC.

August 24, 2009
Comparable Public Companies Approach. This analysis provides an indication of value expressed as a multiple of operating and financial metrics (such as revenues or earnings before interest, taxes, depreciation and amortization, or EBITDA) of comparable publicly traded companies. Neither WoodRock nor Company management were able to identify any public companies that are engaged in the same range of businesses as the Company. Thus a peer group of benchmark companies was selected for each of the Company’s primary businesses: real estate development and horse racing. WoodRock noted the Company’s financial condition and historical financial results generally show continued operating losses, negative cash flow from operations, and significant liabilities. As a result, WRC focused on the comparable group’s enterprise values relative to revenues. Mean revenue multiples were identified for each segment and then weighted to reflect the Company’s historical and anticipated revenue to establish a range of estimated values for the Company.
The resulting implied values, implied equity values, and implied equity values per share are calculated based on the mean enterprise values/revenues of the comparable group plus and minus 5% to generate a range of implied values as shown in the following table:

	Low		Average		High

LTM Revenue Multiple	3.12	x	3.29	x	3.45	x

Enterprise Value ($ millions)	$223.83		$235.61		$247.39

Implied Stock Price	$8.98		$11.23		$13.49

This approach did not yield highly relevant comparable data because, due to the Company’s significant operating losses, the only multiple comparisons that could be generated were based on revenues, which do not reflect the associated profitability of the comparable companies or recognize the significant losses incurred by the Company.

MAXXAM, lNC.

August 24, 2009
Precedent Transactions Approach. WoodRock reviewed recent comparable transactions effected by means of a reverse stock split and analyzed the premiums paid in these transactions relative to the closing prices of the underlying common stock prior to the announcement of the transactions. The mean premiums observed for the one, 30, 60, 90, and 120-day periods were as follows:

Comparable Transaction Premium Analysis
Company	Offer Price Per Share vs. Average Trading Price from:

	Annoucement	Last 30 Days	Last 60 Days	Last 90 Days	Last 120 Days	Last 12 Months
Edd Helms Group, Inc.	14.3%	14.3%	14.3%	14.3%	14.3%	-1.4%
Forgent Networks, Inc. (Asure Software)	71.4%	77.4%	78.5%	36.7%	36.7%	-26.6%
Gouverneur Bancorp, Inc.	19.0%	16.9%	17.0%	13.1%	13.1%	1.9%
Grill Concepts, Inc.	100.0%	79.1%	63.1%	19.5%	0.5%	-46.1%
Katy Industries, Inc.	135.3%	41.1%	47.1%	52.4%	59.9%	40.5%
Capital Properties, Inc.	8.2%	12.9%	15.2%	22.8%	22.8%	12.7%

Mean	58.0%	40.3%	39.2%	26.5%	24.5%	-3.2%
Standard Deviation	48%	28%	25%	14%	19%	28%

Over the time period during which the comparable transactions took place, the equity markets fell dramatically with the NASDAQ Composite falling 35.6% from 2,401 to 1,571. Accordingly, WoodRock focused on premiums paid over the average closing price as measured across the longest reported trading range (120 days) in order to reduce the influence of this market volatility on the measure of the premium.
Specifically, WoodRock reviewed reverse stock split transactions involving the following companies:
Edd Helms Group, Inc.
Forgent Networks, Inc.
Gouverneur Bancorp Inc.
Grill Concepts, Inc.
Katy Industries, Inc.
Capital Properties, Inc.
Discounted Cash Flow Approach. WoodRock considered using a discounted cash flow analysis to estimate a value for the Company in which WRC would calculate the present : value of the projected future cash flows of the Company using the Company management’s projections for the fiscal years 2009 through 2013. Management currently projects that the Company will generate negative cash flow from operations for the foreseeable future. As a result, WoodRock determined that the discounted cash flow approach would not be an appropriate methodology to use in determining the fairness of the Cash Out Prices to be paid in the Transaction.
Allocation of Cost Savings Associated with the Transaction. WoodRock also reviewed the present value of the anticipated savings resulting from the Transaction. Based upon management’s expected cost savings and after estimating a potential range in the event that actual cost savings outcomes could vary by $232,500 (15%) per year, WRC established a range of premiums applicable to the current share price if a pro rata allocation of the savings were to be used as the basis for establishing the Cash Out Prices. This analysis indicates a range of prices above which there would not be a per-share economic justification for the Transaction.

MAXXAM, INC.

August 24, 2009

	Low	Average	High

Estimated Additional Value/Premium Per Share	$1.26	$1.90	$2.54
Common Stock Price As of Close on August 17, 2009	$8.90	$8.90	$8.90

Implied Stock Price	$10.16	$10.80	$11.44

Disposition / Liquidation Analysis Approach. WoodRock derived an implied equity reference range for the Company by performing a disposition and liquidation analysis based on management’s and external third-party estimates of value. The analysis was based on an assessment of the estimated values of balance sheet assets net of liabilities of the Company under both an orderly disposition and more rapid liquidation scenario to establish a range of potential disposition / liquidation values for the Company. The analysis assumed no federal tax impact. Based on this analysis, the implied high and low equity values for the Company were in a range of $26.16 million to $54.37 million. When the implied equity values were divided by the common shares outstanding of 5,227,756 (assuming conversion of all preferred stock into common stock on a one-for-one basis), this analysis resulted in the following implied per share equity range for the Company:

(In millions of U.S.$, except per share data)	Low	Average	High

Estimated Asset Disposition Value	$123.75	$138.59	$153.44

Transaction Costs	$6.19	$6.93	$7.67
Total Claims by Creditors	$90.90	$90.90	$90.90
Total Claims by Preferred Stock Owners	$0.50	$0.50	$0.50

Total Remaining for Shareholder Distribution	$26.16	$40.26	$54.37

Implied Stock Price	$5.00	$7.70	$10.40

Miscellaneous Considerations. No single company or transaction used in the above analyses, as a comparison, is identical to the Company or the Transaction, and an evaluation of the results of the foregoing analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading, or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of WoodRock’s providing an opinion as to the fairness, from a financial point of view, of the Cash Out Prices to be paid in the Transaction and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold (including any future purchases or sales of Company securities), which are inherently subject to uncertainty.
The preparation of any fairness opinion is a complex process that involves the application of subjective business judgments in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Several analytical approaches were used by WoodRock, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has

MAXXAM, INC.

August 24 , 2009
inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular approaches. The overall conclusions of WoodRock were based on all the analyses and factors described above, taken as a whole, and also based on WoodRock’ experience and judgment. These conclusions may involve significant elements of subjective judgment and qualitative analysis. WoodRock therefore believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying this Fairness Opinion.
In connection with its analyses, WoodRock made, and was provided by the Company’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Analyses and estimates based upon forecasts of future results, including various contingencies called to our attention, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company, neither the Company nor WoodRock nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. In addition, WoodRock has not been engaged to consider, and has expressed no opinion as to the effect of any possible changes in the assumptions or subsequent transactions as of the date of the Proxy Statement from those described to WoodRock in connection with the delivery of this Fairness Opinion.
Special Considerations on Fairness to Continuing Stockholders. WoodRock noted that implementation of the Transaction will require the Company to use a portion of its cash reserves to pay the Cash Out Prices, and also to pay other Transaction costs estimated at $500,000. Based on expected annual cost savings of approximately $1,550,000 resulting from the Transaction, WoodRock believes the Transaction to be an appropriate use, from a financial point of view, of the Company’s cash and a beneficial long-term result for the Company and its stockholders who will retain stock positions after the Transaction. WoodRock notes that the Transaction will most likely result in the Company’s stock trading at an individual post-split price per share that is significantly higher than the current price range as a result of the l-for-250 reverse stock split. In addition, some continuing stockholders will have positions that are less than the traditional 100 share round lot. Because the Company’s shares will trade via electronic markets. WoodRock does not anticipate that trading in this new price range will meaningfully impair liquidity for continuing stockholders; furthermore any potential for liquidity impairment would not outweigh the net benefits of the Transaction to the Company and the continuing stockholders.
Conclusion. Based on its experience as an investment bank and subject to the various assumptions and limitations set forth in this Fairness Opinion, WoodRock is of the opinion that, as of the date of this Fairness Opinion, the Cash Out Prices to be paid to holders of common stock and preferred stock in the Transaction are fair, from a financial point of view, both to the stockholders all of whose shares will be repurchased and to the stockholders who will retain stock positions after the Transaction.
Engagement of WoodRock. The Board of Directors selected WoodRock to render its Fairness Opinion based on the experience of WoodRock in mergers, acquisitions, going private and going dark transactions, and in securities valuation generally. WoodRock is a nationally recognized investment banking firm that is continuously engaged in providing

MAXXAM, INC.

August 24 , 2009
financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, and business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructuring, and private placements of debt and equity securities.
WoodRock has received a fee of $75,000 in connection with delivering this Fairness Opinion. WoodRock has not received any other fees for financial advisory or investment banking services from the Company or its affiliates. While there are no existing plans or arrangements in this regard, WoodRock reserves the right to provide other services to the Company in the future, for which it may receive a fee. No portion of the fee paid to WoodRock in connection with delivering this Fairness Opinion is contingent on the completion of the proposed Transaction or the conclusions set forth in its Fairness Opinion. In addition, and regardless of whether the proposed Transaction is completed, WoodRock is entitled to reimbursement from the Company of its reasonable and necessary out-of-pocket expenses incurred in connection with its services, including its reasonable and necessary attorneys’ fees and related expenses, as well as indemnification against certain liabilities and expenses related to or arising in connection with the rendering of its services, including liabilities under the federal securities laws.

Sincerely, WOODROCK & CO.
John P. Dennis, III Principal, Managing Director
G. Clyde Buck Managing Director